November 16, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Intelligent Communication Enterprise Corporation
Form 10-K for the Year ended December 31, 2011
Filed on April 16, 2012
Response dated November 2, 2012
File No. 000-10822

Dear Mr. Spirgel:

Intelligent Communication Enterprise Corporation (the “Company”) is in receipt of your comment letter dated November 2, 2012.  Set forth below are your comments, followed by the Company’s responses:

Form 8-K/A filed on October 26, 2012

Item 9.01 Financial Statements and Exhibits

1.
We note you have included various sets of financial statements in your amendment.  In this regard please revise your document to include audited financial statements of GIM, English version only, for the two most recent fiscal years and the latest required interim period (unaudited) that precedes the acquisition and the corresponding interim period of the preceding year (unaudited).  The audited financial statements should follow the respective auditor’s report.  Also please exclude the reports prepared to accompany the income tax return.

Response:
The Company has discussed the requested changes to the audited financial statements with SBC CPA Limited of Hong Kong, the independent auditor engaged to prepare the audit for the financial statements of GIM.  Citing its internal policies and practices, SBC CPA Limited has categorically refused to: (a) present its audit report only in English or attach its audit report to financial statements that are only in English; (b) change the position of its audit report in relation to the financial statements; or (c) exclude the reports prepared to accompany the tax return.

The Company continues to believe that the audited financial statements are accurate and complete.

75 High Street, Singapore  179435
Telephone +65 6595-6637

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 16, 2012

On November 16, 2012, the Company filed Amendment No. 2 to the Current Report on Form 8-K filed December 12, 2011, to provide the interim financial statements as requested.

2.
We note your statement that you are including the financial statements of Asian Integrated Media (PHILS.) Ltd and affiliate of GIM because its operations were subsequently transferred to a subsidiary of GIM as a result of the acquisition.  Tell us how GIM was affiliated to Asian Integrated Media (PHILS.) Ltd and how the transfer was accounted for.

Response:
Both GIM and AIM were owned by Claire Jeffery and are now owned by the Company.  GIM–HK (Global Interactive Media Limited) is incorporated in Hong Kong.  AIM (Asian Integrated Media (Phils) Ltd. is a branch of another Hong Kong entity, Asian Integrated Media Ltd.  All operations of the acquired business were, prior to the acquisition, carried on through AIM.  GIM–HK did provide some banking services for AIM, in that certain clients of AIM directed their payments to GIM’s bank account in Hong Kong and also, GIM did make payments to suppliers on behalf of AIM, again from the GIM bank accounts in Hong Kong.  When the Company negotiated for the acquisition of GIM–HK, it was with the understanding that all of the Philippine operations were part of GIM–HK, but the Company subsequently discovered that the operations were largely conducted by AIM, an affiliate of GIM–HK (this is why the audited financial statements prepared by the Hong Kong auditors are not consolidated as the AIM operations were not part of GIM).

At the beginning of 2012, Claire Jeffery, as the sole owner of both GIM–HK and AIM, transferred the assets, liabilities, customers, suppliers, and operations of AIM to Global Integ. Media (GIM) Ltd., Corporation (GIM–PH), a Philippine corporation.  GIM–PH is a wholly owned subsidiary of GIM–HK.  As both GIM–HK / GIM–PH and AIM were solely owned by Claire Jeffery, the combination has been accounted for as “entities under common control” and assets and liabilities have been recorded at their historical book values.

3.	We might have additional comments upon compliance with the comments above.

Response:	The Company will do its best to respond to additional comments as required.

____________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 16, 2012

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Victor Jeffery
Victor Jeffery
CEO